UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Brookfield Reinsurance Ltd.

(Name of Issuer)

Class A Exchangeable Limited Voting Shares

(Title of Class of Securities)

G16250105

(CUSIP Number)

Kathy Sarpash

c/o Brookfield Asset Management Ltd.

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3, Canada

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G16250105

1	NAMES OF REPORTING PERSONS Mr. Bruce Flatt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,269,974*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,269,974*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,269,974*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Items 4 and 5 of this Amendment No. 2 for a detailed explanation of the beneficial ownership and percentage ownership of the Reporting Person.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) is being filed by Mr. Bruce Flatt (“Mr. Flatt”) to report the acquisition of class A-1 exchangeable non-voting shares (the “Class A-1 Exchangeable Shares”) of Brookfield Reinsurance Ltd., an exempted company limited by shares incorporated under the Companies Act 1981 of Bermuda, as amended (the “Issuer”).

Information and defined terms reported in the original Schedule 13D (including the Amendment No. 1 thereto) (the “Original Schedule 13D”) remain in effect except to the extent that they are amended or superseded by information contained in this Amendment No. 2.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

The class of equity securities to which this statement relates is the class A exchangeable limited voting shares (the “Class A Exchangeable Shares”) of Brookfield Reinsurance Ltd., an exempted company limited by shares incorporated under the Companies Act 1981 of Bermuda, as amended (the “Issuer”), with its principal executive offices at Ideation House, First Floor, 94 Pitts Bay Road, Pembroke HM08, Bermuda.

Item 2. Identity and Background.

Item 2(b)-(c) of the Original Schedule 13D is hereby amended and restated as follows:

Mr. Flatt’s principal occupation is that of the director and chief executive officer of Brookfield Corporation and Brookfield Asset Management Ltd. The business addresses of Mr. Flatt are One Canada Square, Level 25, Canary Wharf, London E14 5AA, United Kingdom and Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281-0221, United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented to include the information set forth in Items 4 and 5 of this Amendment No. 2.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented to include the information set forth in Item 5 of this Amendment No. 2 and the following:

On October 11, 2023, the Issuer commenced an offer (the “Offer”) to exchange up to 40,000,000 class A limited voting shares of Brookfield Corporation (“Brookfield Class A Shares”) for newly-issued Class A-1 Exchangeable Shares, which are (i) exchangeable into Brookfield Class A Shares; and (ii) convertible into Class A Exchangeable Shares, in each case on a one-for-one basis. The Offer expired on November 13, 2023 and closed on November 16, 2023. Mr. Flatt tendered Brookfield Class A Shares to the Offer and, after giving effect to the Offer, Mr. Flatt owned, directly and indirectly1, 14,099,487 Class A-1 Exchangeable Shares.

In order to facilitate ongoing maintenance by the Issuer of certain of its regulatory reporting obligations, on November 16, 2023, Mr. Flatt entered into a letter agreement (the “Letter Agreement”) with the Issuer whereby Mr. Flatt and the Issuer agreed that without the consent of the Issuer, Mr. Flatt would not convert Class A-1 Exchangeable Shares into Class A Exchangeable Shares to the extent that, after giving effect to such conversion, Mr. Flatt would beneficially own, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 19.99% of the outstanding Class A Exchangeable Shares. The description of the Letter Agreement is qualified in its entirety by reference to Exhibit 99.1, which is incorporated by reference herein.

[1]	Including in certain instances through non-controlling interests.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Exchangeable Shares held by Mr. Flatt to which this Schedule 13D relates is 2,269,974 shares, constituting approximately 19.99% of the Issuer’s currently outstanding Class A Exchangeable Shares. The percentage of Class A Exchangeable Shares of the Issuer is based on an aggregate number of Class A Exchangeable Shares of 10,450,952 outstanding as of September 30, 2023, as disclosed in the Issuer’s interim report for the quarter ended September 30, 2023 filed with the Securities and Exchange Commission on November 13, 2023, plus 904,596 Class A Exchangeable Shares that may, should Mr. Flatt exercise his conversion rights (subject to the Letter Agreement), be issued to Mr. Flatt within 60 days from the date of this Amendment No. 2 upon the conversion of 904,596 Class A-1 Exchangeable Shares held directly and indirectly by Mr. Flatt as of November 16, 2023. Mr. Flatt, directly and indirectly2, owns 14,099,487 Class A-1 Exchangeable Shares; however, as of the date of this Amendment No. 2, only 904,596 Class A-1 Exchangeable Shares owned by Mr. Flatt may be converted to Class A Exchangeable Shares as a result of the Letter Agreement.

•	Sole voting power to vote or direct vote: 2,269,974* Class A Exchangeable Shares

•	Shared voting power to vote or direct vote: 0 Class A Exchangeable Shares

•	Sole power to dispose or direct the disposition: 2,269,974* Class A Exchangeable Shares

•	Shared power to dispose or direct the disposition: 0 Class A Exchangeable Shares

*

This amount includes 1,365,378 Class A Exchangeable Shares and 904,596 Class A Exchangeable Shares convertible from 904,596 Class A-1 Exchangeable Shares held directly and indirectly[2] by Mr. Flatt. The Class A-1 Exchangeable Shares beneficially owned by Mr. Flatt are only convertible to the extent that Mr. Flatt would beneficially own no more than 19.99% upon conversion. As a result of the restrictions set forth in the Letter Agreement, the number of Class A Exchangeable Shares that may be issued upon conversion of the Class A-1 Exchangeable Shares beneficially owned by Mr. Flatt may change and will depend upon the change in the number of Class A Exchangeable Shares that are outstanding, including upon the conversion by any other person of Class A-1 Exchangeable Shares into Class A Exchangeable Shares.

(c) Other than the transactions described in this Amendment No. 2, there have been no transactions by Mr. Flatt in the Class A Exchangeable Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1     Letter Agreement.

[2]	Including in certain instances through non-controlling interests.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 20, 2023
	By:	/s/ Bruce Flatt
Name: Bruce Flatt